
April 30, 2021

FORM C-AR

Elemeno Health, Inc.




      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Elemeno Health, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.elemenohealth.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

      Forward Looking Statement Disclosure

      This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," 'Project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

      The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to dyer materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and. financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Elemeno Health, Inc. is a Delaware corporation, incorporated on January 29, 2016.

The Company is located at 2910 Ford Street, Oakland, CA, United States.

The Company's website is https://www.elemenohealth.com.

The Company conducts business in all 50 states of the United States with potential global expansion.

The information available on or through our website is not a part of this form C-AR.

The Business

Point-of-care microlearning, as a service. The Elemeno platform provides "just-in-time" training and team-based communication, enabling frontline nurses, doctors, and staff to access interactive guidelines, smart checklists and concise how-to videos, on-demand, 24/7. Complicated best practices are simplified into bite-sized learning. Social and "gamification" elements included in the platform enable frontline teams and management to give each other recognition and hold friendly departmental challenges. The platform connects departmental knowledge point-to-point with frontline staff across the organization. Through end-user analytics, institutional administration and leadership are able to gain deep insight into caregiver behavior and practice effectiveness. Increased practice consistency results in higher patient safety, labor savings, and improved outcomes. Sharing tools allow managers in different hospital to learn from one another, accelerating knowledge spread across the industry.

RISK FACTORS

Risks Related to the Company's Business and Industry

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the company's current business plan.

BUSINESS

Description of the Business

Point-of-care microlearning, as a service. The Elemeno platform, a subscription combination of cloud software and custom content creation service, provides "just-in-time" training and team-based communication, enabling frontline nurses, doctors, and staff to access interactive guidelines, smart checklists and concise how-to videos, on-demand, 24/7. Complicated best practices are simplified into bite-sized learning. Social and "gamification" elements included in the platform enable frontline teams and management to give each other recognition and hold friendly departmental challenges. The platform connects departmental knowledge point-to-point with frontline staff across the organization. Through end-user analytics, institutional administration and leadership are able to gain deep insight into caregiver behavior and practice effectiveness. Increased practice consistency results in higher patient safety, labor savings, and improved outcomes. Sharing tools allow managers in different hospital to learn from one another, accelerating knowledge spread across the industry.

Business Plan

Elemeno's go-to-market is based upon a land-and-expand strategy. All facilities using Elemeno have been renewing, with many additionally expanding. Clients are happy to share their experiences with others. Elemeno's growth to date has been direct sales, without a marketing program. To increase landings, we will launch a comprehensive marketing program, leveraging our current client experiences and success stories through content marketing targeting our buyer personas. In parallel, we will develop channel partners (e.g., professional organizations, consulting firms, device and pharma, nurse staffing companies). In the near term, this marketing program and associated expansion of sales capabilities will drive our COVID-19 frontline readiness solution, to maximize quick landings in new clients with a focused high-value use-case. As COVID-19 slows, the sales team will increase focus on expansion of established clients, leveraging internal client success stories to extend Elemeno into additional departments within the same client, or to partner institutions within their same hospital system.

The Company's Products and/or Services

Product / Service	Description	Current Market
Elemeno	First business-to-business ("B2B") software as a service ("SaaS") microlearning as a service, for the point-of-care.	Healthcare organizations across the continuum of care. Ambulatory clinic systems, hospitals, emergency departments, medical transport, post-acute care (e.g., nursing homes, hospice, home care).

Competition

Our primary competitor is the status quo -- an analog system of team-based binders, fliers, emails, and staff meetings. Our primary indirect competitors are Learning Management Systems ("LMS") such as Healthstream and Cornerstone, as well as Best Practice Libraries ("BPL") such as Lippincott, Elsevier, and UpToDate. Both systems are designed for regulatory and compliance purposes. Elemeno is purpose-built to provide point-of-care support for frontline teams and their managers (e.g., natural clinical workgroups) and thus decentralizes control to each workgroup's leadership. Unlike LMS solutions and BPLs, Elemeno is designed to be mobile-friendly and readily accessible at the point of care. Elemeno makes it is simple to create and disseminate user-generated content with no need for IT support.

Customer Base

We sell our SaaS solution business-to-business. Our clients are outpatient clinics, hospitals, emergency departments, medical transport systems, and post-acute care facilities such as nursing homes, hospice, home care. We sell our SaaS solutions to operational leadership executives in these organizations. Our users include departmental managers, directors, educators, and frontline staff such as nurses, therapists, and doctors. Users range in age from Baby-Boomers to Post-Millennials.

Intellectual Property

Through a licensing agreement with University of California San Francisco ("UCSF"), Elemeno has the exclusive right to commercialize the initial know-how of CEO, Dr. Arup Roy-Burman, based on his work at UCSF prior to founding Elemeno. The Company currently has no registered or provisional patents or trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dr. Arup Roy-Burman	CEO, Director	CEO, Elemeno Health; ICU Medical Director and Pediatric critical care specialist at UCSF Benioff Children's Hospital Pediatric Intensive Care Unit	M.D., University of California, San Francisco B.A., University of California, Berkeley
Crista Bailey	Director	Director, Elemeno Health; Executive in Residence, Notley; CEO, Hideaway Report	B.A., Vanderbilt University
Rachel Fish	Director	Director, Elemeno Health; Chief People Officer, Clover Health; Chief Administrative Officer, Clover Health	B.S., SUNY Albany

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has seventeen (17) full-time employees and six (6) part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	12,858,617 shares
Par Value per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 70%*

* Percentage ownership does not include shares reserved for issuance under the company's stock option plan or the issued restricted stock units ("RSUs") and stock options. The Company has issued 3,797,867 RSUs and options and an additional 1,168,904 options are reserved under the Company's stock incentive plan. Assuming issuance and exercise of all such RSUs and options, the common stock would account for approximately 75% of the Company's total ownership.

Type of security	Series Seed Preferred Stock
Amount outstanding	5,463,693 shares
Par Value per Share	$0.001
Voting Rights	Yes, the holders of the Company's preferred stock vote on certain matters before the holders of common stock as set forth in the Company's Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	Yes, the holders of the Company's preferred stock are entitled to certain anti-dilution protections as set forth in the Company's Amended and Restated Certificate of Incorporation.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Board of Directors may decide to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 30%*

* Percentage ownership does not include shares reserved for issuance under the company's stock option plan or the issued restricted stock units ("RSUs") and stock options. The Company has issued 3,797,867 RSUs and options and an additional 1,168,904 options are reserved under the Company's stock incentive plan. Assuming issuance and exercise of all such RSUs and options and conversion of preferred stock into common stock, the preferred stock would account for approximately 25% of the Company's total ownership.

Type of security	Convertible Security ("YC Convertible")
Issue Date	June 8, 2016
Amount Outstanding / Face Value	$19,935.49
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	No valuation cap or discount rate
Conversion Terms	The YC Convertible will convert into preferred stock upon the closing of an equity financing of at least $5,000,000 (or such lesser amount as the holder may approve in writing), and shall convert into the same class of preferred stock at the same price and on the same terms as are offered to the investors in such equity financing.

Type of security	Simple Agreement for Future Equity ("2020 SAFE")
Issue Date	March 2020 – May 2020
Amount Outstanding / Face Value	$937,687
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	$12,000,000 Valuation Cap / 15% Discount
Conversion Terms	If there is an equity financing during the term of the 2020 SAFE, the 2020 SAFE will automatically convert into the number of 2020 SAFE Preferred Stock equal to the purchase amount of the 2020 SAFE divided by the lesser of (a) the valuation cap divided by the Company's capitalization prior to the equity financing or (b) the discount applied to the price per share paid by the investors in the equity financing. If there is a liquidity event during the term of the 2020 SAFE, the 2020 SAFE will automatically convert into the greater of the purchase amount of the 2020 SAFE and the amount payable on the number of shares of the Company's common stock equal to the purchase amount of the 2020 SAFE divided by the quotient of the pre-money valuation cap and the valuation of the Company immediately prior to the liquidity event.

Type of security	Simple Agreement for Future Equity ("2020 SAFE II")
Issue Date	April 2020 – July 2020
Amount Outstanding / Face Value	$950,000
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	$12,000,000 Valuation Cap
Conversion Terms	If there is an equity financing during the term of the 2020 SAFE II, the 2020 SAFE II will automatically convert into the number of 2020 SAFE II Preferred Stock equal to the purchase amount of the 2020 SAFE II divided by the valuation cap divided by the Company's capitalization prior to the equity financing. If there is a liquidity event during the term of the 2020 SAFE II, the 2020 SAFE II will automatically convert into the greater of the purchase amount of the 2020 SAFE II and the amount payable on the number of shares of the Company's common stock equal to the purchase amount of the 2020 SAFE II divided by the quotient of the pre-money valuation cap and the valuation of the Company immediately prior to the liquidity event.

Type of security	Crowdfunding Simple Agreement for Future Equity ("2020 Crowd SAFE")
Issue Date	February 15, 2021
Amount Outstanding / Face Value	$761,290.90 for $12M Valuation Cap / $329,795.45 for $18M Valuation Cap
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	$12,000,000 Valuation Cap for subscriptions on or before 9am July 27, 2020 / $18,000,000 Valuation Cap for all other subscriptions
Conversion Terms	If there is an equity financing during the term of the 2020 Crowd SAFE, the 2020 Crowd SAFE will automatically convert into the number of 2020 Crowd SAFE Preferred Stock equal to the purchase amount of the 2020 Crowd SAFE divided by the applicable valuation cap divided by the Company's capitalization prior to the equity financing. If there is a liquidity event during the term of the 2020 Crowd SAFE, the 2020 Crowd SAFE will automatically convert into the greater of the purchase amount of the 2020 Crowd SAFE and the amount payable on the number of shares of the Company's common stock equal to the purchase amount of the 2020 SAFE divided by the quotient of the applicable pre-money valuation cap and the valuation of the Company immediately prior to the liquidity event.

The Company has the following debt outstanding:

Type of debt	Convertible Note (2018-2019)
Issue Date	May 2018 – December 2019
Amount outstanding	$1,467,936.24
Interest Rate	3% per annum
Material Terms	$10,000,000 Valuation Cap / 20% Discount
Maturity	3 years from date of issuance
Conversion Terms	Upon closing a qualified financing or voluntary conversion by the holder, Convertible Note shall convert automatically into preferred stock with the same rights as the preferred stock issued in such financing; Upon a change of control, at the holder's election, Convertible Note will convert into shares of the Company's capital stock having equivalent rights to the most senior class of the Company's authorized capital stock; If not converted prior to the maturity date, Convertible Note will convert into common stock.

Type of debt	Convertible Security (Dreamit Ventures LLC)
Issue Date	February 12, 2020
Amount outstanding	$150,000
Interest Rate	0%
Material Terms	$10,000,000 Valuation Cap Additional purchase right to invest an additional $500,000 or less in any equity financing round until an equity financing is (a) led by professional investors and (b) generates $1,500,000 or more in proceeds.
Maturity	3 years from date of issuance
Conversion Terms	*Mandatory Conversion:* Upon the closing of any equity financing, the convertible note will automatically convert in to the same class of shares as the Company issues in such equity financing at the same price of such offering, subject to a $10,000,000 valuation cap. *Optional Conversion:* Prior to any liquidity event or qualified financing, the holder of the convertible note may elect to convert all or a portion of this convertible note into equity securities on the same terms as such transaction.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Dr. Arup Roy-Burman	6,000,000 shares of common stock	32.7470%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
632,160	(907,108)	0

Operations
Elemeno Health, Inc. (the "**Company**") was incorporated on January 29, 2016 under the laws of the State of Delaware, and is headquartered in Oakland, California. The Company offers a software-as-a-service ("SaaS") that provides a point-of-care microlearning solution for front-line medical professionals.

Cash and Cash Equivalents
The Company considers cash and undeposited funds as cash and cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, 2019 and 2020 respectively, the Company had $326,524, $251,677 and $1,905,551 on hand.

As of March 30, 2021, the Company had $1,418,053 in aggregate cash and cash equivalents, leaving the Company with approximately eight (8) months of runway.

Liquidity and Capital Resources
With the exception of the Company's current revenue of approximately $90,000 per month and an anticipated extension of the Company's Regulation CF Offering of approximately $3,900,000 at a $20,000,000 pre-money valuation, the Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$1,467,936.24	19 Convertible Notes	Working capital and product development	May 2019 – December 2019	Reg D 506(b)
2020 SAFE	$937,687.00	7 SAFEs	Sales and marketing, research and development	March 2020 – May 2020	Reg D 506(b)
2020 SAFE II	$950,000.00	8 SAFEs	Sales and marketing, research and development	April 2020 – July 2020	Reg D 506(b)
Crowd SAFE	$1,091,086.35	3,941 SAFEs	Sales and marketing, research and development	April 2020 – September 2020	Reg CF

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders: None.

OTHER INFORMATION

The company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Arup Roy-Berman
(Signature)

Arup Roy-Burman
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Arup Roy-Berman
_____
(Signature)

Dr. Arup Roy-Burman
_____
(Name)

Director
_____
(Title)

April 30, 2021
_____
(Date)

/s/Crista Bailey
_____
(Signature)

Crista Bailey
_____
(Name)

Director
_____
(Title)

April 30, 2021
_____
(Date)

/s/Rachel Fish
_____
(Signature)

Rachel Fish
_____
(Name)

Director
_____
(Title)

April 30, 2021
_____
(Date)

EXHIBITS
EXHIBIT A: Financial Statements

EXHIBIT A: Financial Statements

ELEMENO HEALTH, INC.

(a Delaware corporation)

Financial Statements

For the years ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

April 25, 2021

To: Board of Directors, ELEMENO HEALTH, INC.
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of ELEMENO HEALTH, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 25, 2021

ELEMENO HEALTH, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

		2020		2019
ASSETS				
Current Assets				
Cash and cash equivalents	$	1,905,551	$	251,677
Accounts receivable, net		156,000		214,142
Accrued Revenue		3,458		-
Prepaid expenses		144,189		36,984
Total current assets		2,209,199		502,803
Fixed assets, net of accumulated depreciation		27,123		13,024
Intangible assets, net of accumulated amortization		15,313		17,813
Other assets		6,769		6,701
Security deposits		2,100		2,100
Total Assets	$	2,260,504	$	542,441
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	38,743	$	25,620
Accrued expenses		17,875		70,286
Deferred revenue		324,662		344,139
Unearned revenue		166,000		-
Other current liabilities		28,749		46,209
Total current liabilities		576,029		486,255
Convertible notes payable, including accrued, unpaid interest		1,705,225		1,509,806
Other liabilities		22,500		
Total Liabilities		2,303,754		1,996,061
STOCKHOLDERS' EQUITY				
Common Stock (22,739,906 shares authorized and 12,858,617 and 12,780,388 shares outstanding as of December 31, 2020 and 2019)		467,042		445,114
Preferred Stock (6,079,518 shares authorized and 5,463,693 and 5,463,693 shares outstanding as of December 31, 2020 and 2019)		1,636,394		1,636,394
SAFE instruments		2,757,687		20,000
Retained deficit		(4,904,374)		(3,555,128)
Total Stockholders' Equity		(43,250)		(1,453,620)
Total Liabilities and Stockholders' Equity	$	2,260,504	$	542,441

ELEMENO HEALTH, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 1,047,195	$ 603,763
Cost of revenues	334,204	152,673
Gross profit	712,991	451,091
Operating expenses		
General and administrative	1,374,295	1,275,471
Research and development	422,220	68,021
Selling and marketing	407,413	182,758
Total operating expenses	2,203,928	1,526,249
Net Operating Loss	(1,490,937)	(1,075,159)
Interest income (expense), net	(47,630)	(33,237)
Depreciation and amortization (expense)	(13,028)	(15,834)
Other income (expense)	203,139	8,076
Tax (provision) benefit	(789)	(800)
Net Loss	$ (1,349,246)	$ (1,116,953)

ELEMENO HEALTH, INC.
STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock	SAFE Instruments	Retained Deficit	Total Stockholders' Equity
	Shares	**Value**				
Balance as of January 1, 2019	**9,280,388**	**$ 286,182**	**$ 1,636,394**	**$ 20,000**	**$ (2,438,175)**	**$ (495,598)**
Issuance of common stock	3,500,000	158,932				158,932
Net loss					(1,116,954)	(1,116,954)
Balance as of December 31, 2019	**12,780,388**	**$ 445,114**	**$ 1,636,394**	**$ 20,000**	**$ (3,555,128)**	**$ (1,453,620)**
Issuance of common stock	78,229	21,928				21,928
Issuance of SAFE instruments				2,737,687		2,737,687
Net loss					(1,349,246)	(1,349,246)
Balance as of December 31, 2020	12,858,617	$ 467,042	$ 1,636,394	$ 2,757,687	$ (4,904,374)	$ (43,250)

ELEMENO HEALTH, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows from Operating Activities		
Comprehensive Income (Loss)	$ (1,349,246)	$ (1,116,953)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation	13,028	15,834
Changes to operating assets and liabilities		
(Increase) Decrease in accounts receivable	58,142	(201,642)
(Increase) Decrease in accrued revenue	(3,458)	--
(Increase) Decrease in prepaid expenses	(107,205)	(6,055)
Increase (Decrease) in accounts and credit cards payable	13,123	12,090
Increase (Decrease) in accrued expenses and other current liabilities	(69,872)	31,584
Increase (Decrease) in deferred revenue	(19,477)	254,669
Increase (Decrease) in unearned revenue	166,000	--
Increase (Decrease) in interest payable	45,350	32,014
Increase (Decrease) in other liabilities	22,500	--
Net cash used in operating activities	(1,231,115)	(978,460)
Cash Flows from Investing Activities		
(Acquisition) of fixed assets	(24,627)	(7,818)
(Acquisition) of intangibles	--	(22,500)
Net cash provided by investing activities	(24,627)	(30,318)
Cash Flows from Financing Activities		
Proceeds from the issuance of convertible notes, net of offering costs	150,000	775,000
Proceeds from the issuance SAFE instruments, net of offering costs	2,737,687	--
Proceeds from the issuance of common stock	21,929	158,932
Net cash provided by financing activities	2,909,616	933,932
Net change in cash and cash equivalents	1,653,874	(74,847)
Cash and cash equivalents at beginning of period	251,677	326,524
Cash and cash equivalents at end of period	$ 1,905,551	$ 251,677

NOTE 1 – NATURE OF OPERATIONS

ELEMENO HEALTH, INC. (the "Company") was incorporated in Delaware on January 29, 2018. The Company elevates quality by empowering frontline staff with custom point-of-care microlearning and engaging caregivers as collaborative interprofessional teams. The Company democratizes access to best practices, radically reducing medical errors and enabling every healthcare professional to provide the best care possible to every life they touch.

The Company operates in one business segment. The Company is located and headquartered in Oakland, California.

Going Concern
These financial statements are prepared on a going concern basis. Since inception, the Company has relied on both revenue from operations and the issuance of convertible notes, SAFE instruments, and other securities and to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and may incur additional losses prior to generating income. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and from the issuance of convertible notes or equity. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn

or otherwise, local competition, changes in consumer taste and other macroeconomic factors such as the ongoing COVID-19 pandemic and economic uncertainty. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $1,908,551 and $251,677 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company in fiscal year ending on December 31, 2020 and 2019.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company records subscription revenue ratably over the period of the membership and also earns revenue from services.

Costs of Revenues
The Company records the direct labor, direct material, certain overhead items as relating the costs of goods sold.

Accounts Receivable, Net
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, respectively, the company had $156,000 and $214,142 of accounts receivable, net of allowance for doubtful accounts.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS AND INTANGIBLE ASSETS

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of fixed assets (furniture and office equipment) and intangible assets (software development):

Fixed assets

	2020	2019
Beginning balance, net	$ 13,024	$ 12,081
Add: asset additions	24,627	7,818
Less: depreciation expense	(10,528)	(6,876)
Ending balance of Fixed assets, net	**$ 27,123**	**$ 13,024**

Intangible assets

	2020	2019
Beginning balance, net	$ 17,813	$ 4,371
Add: asset additions	--	22,500
Less: amortization expense and impairment	(2,500)	(8,958)
Ending balance of Intangible assets, net	**$ 15,313**	**$ 17,813**

NOTE 4 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 approximates $2.6 million. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

The Company is subject to a $800 minimum franchise tax in California.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has two classes of equity outstanding, common stock and preferred stock. As of December 31, 2020, the Company has authorized 22,739,906 and 6,079,518 shares of common and preferred stock, respectively. As of December 31, 2020, the Company had issued 12,858,617 and 5,463,693 shares of common and preferred stock, respectively.

SAFE agreements
Since inception, the Company has issued $2,757,687 under a series of Simple Agreement for Future Equity ("SAFE") agreements. The SAFE agreements do not include a stated interest rate or method of settlement. All of the SAFE agreements have valuation caps between $12,000,000 and $18,000,000. The Company recorded equity for the amounts raised under the SAFE agreements.

NOTE 6 – DEBT

The following table provides a summary of the Company's outstanding debt as of December 31, 2020:

	Principal balance	Accrued interest	Net debt balance
Convertible notes	$ 1,617,936	$ 87,288	$1,705,225
Other liabilities	22,500	0	22,500
Total	**$ 1,640,436**	**$ 87,288**	**$ 1,727,725**

Paycheck Protection Program ("PPP") Loan Payable
During the year ended December 31, 2020, the Company applied for and received a $202,000 PPP loan as part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. During the year, the Company has applied for loan forgiveness in line with the terms permitted and received a formal acknowledgement that the loan was forgiven in full on November 4, 2020.

Convertible Notes Payable
As of December 31, 2020 and 2019, the Company received financing totaling $1,617,936 and $1,467,936, respectively, under a series of unsecured promissory notes with related and unrelated parties. The Company's chief operating officer, Mr. Scott Cohen is a holder of $200,000 of the principal amount of convertible notes. The promissory notes mature in 2021 and 2022 and bear interest at the rate of 3 percent per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of a specified amount.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

As discussed above in Note 6, Mr. Cohen, an executive of the Company holds $200,000 in principal amount of convertible notes payable by the Company.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates conducting offerings in 2021 and selling additional securities in offerings intending to be exempt from registration under the Securities Act in reliance on Regulation Crowdfunding.

Management's Evaluation
Management has evaluated subsequent events through April 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.